/ / Check this box if no longer                         U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.  Form 4
or Form 5 obligations may                                       Washington, D.C. 20549
continue
See Instruction 1(b).                                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                                 Section 30(f) of the Investment Company Act of 1940



---------------------------------------------------------------------------------------------------------------------------
1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         Dunes Hotels and Casinos Inc.
                                                                            __  Director       X  10% Owner
-----------------------------------------------------------------------                        --
(Last) (First) (Middle)   3. IRS or Social         4. Statement for         __  Officer        __ Other
                             Security                 Month/Year                (give title       (specify below)
                             Number of Reporting                                 below)
General Financial            Person (Voluntary)       May 2001
   Services, Inc.
-------------------------                         -------------------------------------------------------------------------
        (Street)                                  5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                     of Original            (Check applicable line)
                                                     (Month/Year)         ___ Form filed by One Reporting
8441 E. 32nd Street N                                                         Person
                                                                           X  Form filed by More than One
                                                                          --- Reporting Person
---------------------------------------------------------------------------------------------------------------------------
(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Wichita, KS 67226
---------------------------------------------------------------------------------------------------------------------------

1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth       Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                       ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                             (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              04/11/01      P              100    A      $1.00                       D(2)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              04/19/01      P              200    A      $1.00                       D(2)
---------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                   1,003,309         I(1)       By GFS Acquisi-
                                                                                                            tion Company, Inc.
---------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                   3,000,300         D(2)
---------------------------------------------------------------------------------------------------------------------------
Series B Preferred Stock  05/04/01      P            1,973    A     $75.00         2,093         D(2)
---------------------------------------------------------------------------------------------------------------------------

* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                                                         PAGE 1 OF 2 PAGES


(Table Continued)


                FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)


                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ==================================================================================================================================


Explanation  of Responses:  (1) The 1,003,309 shares of common stock are owned by GFS Acquisition Company, Inc. ("GFS Acquisition").
General Financial Services, Inc. ("GFS") is the sole stockholder of GFS Acquisition.  Mr. Miller is the sole director and an officer of GFS Acquisition.  GFS beneficially owns the 1,003,309 shares of common stock directly owned by GFS Acquisition as a result of its ownership of GFS Aquisition. Steve Miller beneficially owns the 1,003,309 shares of common stock owned by GFS Acquisition as a result of his ownership of GFS and his position as the sole director and an officer of GFS and GFS Acquisition.

(2) The 3,000,300 shares of common stock and 2,093 shares of Series B Preferred Stock are owned directly by GFS. Steve Miller is the sole stockholder and director and is an officer of GFS and as a result beneficially owns the shares of common stock and Series B
Preferred Stock owned by GFS.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                  /s/ Steve K. Miller                                          June 11, 2001
                                                  --------------------------------------------------------    -----------------
                                                  Steve K. Miller                                                        Date


                                                  GENERAL FINANCIAL SERVICES, INC.

                                                         /s/ Steve K. Miller                                   June 11, 2001
                                                  By: ----------------------------------------------------    -----------------
                                                      Steve K. Miller                                                    Date


Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.




                                                                                                         PAGE 2 OF 3 PAGES

Form 4
Reporting Person
General Financial Services, Inc.

Date of Event Requiring Statement
May 2001

Issuer Name
Dunes Hotels and Casinos Inc.

List of Other Joint Filers
Names and Addresses
Steve K. Miller; 8441 E. 32nd Street N, Wichita, KS  67226


                                                              PAGE 3 of 3 PAGES